SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
Commission File Number 1-7461
NOTIFICATION OF LATE FILING

(Check One):   [_] Form 10-K    [_] Form 11-K    [_] Form 20-F    [X] Form 10-Q
               [_] Form N-SAR

    September 30, 2002
 For Period Ended:  ___________________________________

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

PART I
REGISTRANT INFORMATION

                          Acceptance Insurance Companies Inc.
Full name of registrant_________________________________________________________

Former name if applicable

________________________________________________________________________________

Address of principal executive office (Street and number)

        535 West Broadway
________________________________________________________________________________

                             Council Bluffs, IA 51503
City, state and zip code________________________________________________________

PART II
RULE 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[_]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

American Growers Insurance Company ("AGIC"), the wholly owned crop insurance subsidiary of Acceptance Insurance Companies Inc. (the “Company”), incurred a very significant estimated loss for the third quarter of 2002. The Company has been assessing the ramifications to the Company of this loss and the resulting impact throughout the Company's Quarterly Report on Form 10-Q. The ability of the Company to complete its assessment has been affected by discussions with various parties concerning potential strategic transactions that could affect the Company’s financial statements. The Company cannot file its Form 10-Q because it is still assessing the impact of the estimated AGIC loss for the third quarter and the possible effect of the strategic transactions under discussion on the entire Form 10-Q including the: (i) Financial Statements; (ii) Management's Discussion and Analysis of Financial Condition and Results of Operations; (iii) Controls and Procedures; (iv) the Certifications required by Rule 13a-14 and by Section 906 of the Sarbanes Oxley Act of 2002; and (v) Exhibits in the Quarterly Report on Form 10-Q. The Company intends to file its Form 10-Q when it completes its assessment.

PART IV
OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

        Dwayne D. Hallman                  (712)        328-3918
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             (Name)                     (Area Code) (Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         [X] Yes [_] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        [X] Yes [_] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The Company recorded a loss from crop insurance underwriting and operations for the three months ended September 30, 2002 of approximately $62.2 million. The loss was due primarily to a widespread drought and other abnormal growing conditions throughout the Company’s area of operations. The Company is reviewing the potential effects of the estimated third quarter financial results in terms of the need to reduce the value of its goodwill and deferred taxes, as well as various other costs. In addition, the Company continues to discuss strategic transactions.

        During the third quarter, the Company’s property and casualty underwriting operations, now in runoff, generated an estimated loss of $6.1 million, including an addition to previous reserves of $5.4 million.

Acceptance Insurance Companies Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   November 15, 2002          By  /s/ Dwayne D. Hallman
       -------------------       ---------------------------------------------
                                          Dwayne D. Hallman
                                          Chief Financial Officer and Treasurer